CANADIAN ZINC CORPORATION

1202 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

Tel:  (604) 688-2001 Fax:  (604) 688-2043

Email:  invest@canadianzinc.com

Website:  www.canadianzinc.com

ANNUAL INFORMATION FORM

as at May 10, 2004

for the Fiscal Year ended

December 31, 2003

CANADIAN  ZINC  CORPORATION

ANNUAL INFORMATION FORM

FOR YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

1

INCORPORATION

2

GENERAL DEVELOPMENT OF THE BUSINESS

3

NARRATIVE DESCRIPTION OF THE BUSINESS

4

RISK FACTORS AND UNCERTAINTIES

5

CAPITAL STRUCTURE

6

MARKET FOR SECURITIES

7

DIRECTORS AND OFFICERS

8

TRANSFER AGENTS AND REGISTRARS

9

MATERIAL CONTRACTS

10

INTERESTS OF EXPERTS

11

ADDITIONAL INFORMATION

CANADIAN ZINC CORPORATION

ANNUAL INFORMATION FORM

1

INCORPORATION

Canadian Zinc Corporation (the "Issuer" or “Canadian Zinc” or “the Company”) was incorporated in British Columbia, Canada, on December 16, 1965 under the Corporations Act British Columbia. The Issuer changed its name to "San Andreas Resources Corporation" on August 29, 1991 and to "Canadian Zinc Corporation" on May 25, 1999.

The Issuer's head office, and the registered and records office, is located at Suite 1202, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

2

GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer is a public company listed on the Toronto Stock Exchange under the symbol "CZN" and is engaged in the business of exploration and, when warranted, development of natural resource properties.  The Issuer’s principal focus is exploration and development of the Prairie Creek Property and adjacent ground (a zinc/lead/silver property) located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada

2.1

Three Year History

In January of 2001, the Issuer completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property.  The comprehensive study confirmed the feasibility of a mining and milling operation on the site and identified a number of different development and production scenarios.  The operation would utilize the existing mine and mill infrastructure put in place in 1982, but never operated.  Indicated capital costs for the new operation were estimated to be CDN$40.5 million, including the construction of an all weather access road to the site.

Throughout the three years 2001, 2002 and 2003, the Company’s principal focus was its efforts to advance the Prairie Creek Project towards development, principally in the permitting process.  In 2001 the Company applied for two surface  exploration drilling permits, an underground exploration permit, a pilot plant metallurgical permit and a partial road permit.  Following environmental review the surface exploration permits were issued in 2001.  The underground exploration permit and pilot plant permit applications were referred for Environmental Assessment which lasted throughout all of 2001, 2002 and into June of 2003.   The Company was involved in extensive work during 2001 and 2002 in dealing with this Assessment.  In September 2003, a Land Use Permit and Water Licence for underground exploration and development and for metallurgical testing in a pilot plant were issued to the Company by the Mackenzie Valley Land and Water Board .  An appeal to the Federal Court was filed in October 2003.  The application for a Land - Use Permit for portion of the access  road remains pending.  In 2003 the Company submitted a separate application for a Land Use Permit for a Winter Road from the Liard Highway to the mine site.  That application also remains pending.

The Company carried out a limited exploration program during 2001.  During 2002 and 2003 the Prairie Creek property was held largely on care and maintenance awaiting the issue of permits, however revisions to the Scoping Study were carried out together with further metallurgical studies.

The Company made significant progress during 2003.   The issuing of the Land Use Permit and Water Licence in September 2003, after a 30 month arduous process, was finally an important step forward.  The improvement in metal prices during 2003, including in particular, zinc, lead and silver, enhanced the attractiveness of the Prairie Creek Project.  The Mine is one of the highest grade non-operating base metal properties in the world and a major Canadian resource.

With the general improvement in metal prices, and the investment market for resource companies, during the second half of 2003 the Company completed a number of financings to fund the ongoing permitting, exploration and development of the Prairie Creek Property.  During 2003 a total of $15,619,802, before expenses, was raised, representing a significant improvement in the Company’s liquidity and working capital.

For 2004 the Company has the financial resources to carry out the long awaited next stages in the development of Prairie Creek, including surface and underground exploration and development.  At the same time the ongoing permitting process will continue.

In March 2002, the Issuer signed a Letter of Intent to enter into an Option Agreement with Standard Mining Corporation; a wholly owned subsidiary of Doublestar Resources LTD. (a company associated by a common director) to acquire 50% of the Damoti Lake advanced gold exploration project, in the Northwest Territories.  The Option Agreement contemplated Canadian Zinc expending $2.4 million on the property over four years to earn 50% and also making annual lease payments in cash and stock. Following an extensive review of the project including a number of site visits and significant geological re-interpretation, it was decided not to proceed with the project.  In March 2003 the project was returned to Doublestar after expending a total $184,747, which has been written off by the Company.

The Company continues to search for projects of merit and has examined a number of other opportunities during the year, none of which have come to fruition at this time.  The Issuer will scrutinize all new projects and carry out a thorough investigation of each property, before committing the Company’s capital and time on any project.

3

NARRATIVE DESCRIPTION OF THE BUSINESS

Pursuant to an August 23, 1991 Option Agreement, the Issuer entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. (an unaffiliated third party.)  Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Issuer acquired a 100% interest in the Prairie Creek Property,  and  a 60%  interest in the plant and equipment, subject to a net smelter royalty of 2% in favour of Titan Pacific Resources Ltd. with a maximum of $8.2 million.

The original discovery of mineralisation on the Prairie Creek Property was made in 1928 at the showing known as the "No. 5 Zone".  In 1958, a limited mapping program was undertaken by Fort Reliance Minerals Ltd.  The claims lapsed in 1965 and were restaked by the prospector and subsequently conveyed to Cadillac Explorations Ltd. ("Cadillac") in 1966.   Cadillac also acquired a 182,590 acre prospective permit.  This permit expired in 1969 and 6659 acres (210 claims) were selected by Cadillac and brought to lease.  Additional claims have since been acquired.

During 1966 to 1969, trenching was carried out on a number of zones and underground exploration commenced.  The property was optioned to Penarroya Canada Ltee. ("Penarroya") in 1970 and the underground development was extended.  Surface drilling and preliminary metallurgical testing was also conducted. Penarroya discontinued their work in late 1970 and Cadillac resumed full operation of the project.  Cadillac further developed the underground workings and resampled the crosscuts in 1979.

In 1980 an independent feasibility study was completed by Kilborn which resulted in a decision to put the property into production.   In 1980, Cadillac acquired a 1000-ton per day concentrator and transported it to the minesite.  In December 1980, Procan Exploration Company Ltd. ("Procan") (a company associated with the Hunts of Texas) agreed to provide financing for construction, mine development and working capital necessary to attain production based on the independent feasibility study.  Between 1980 and 1982, extensive mine development took place.  The mill was erected and a camp established.  Two adits and extensive underground development took place.  During this time the site was serviced by winter road and over 500 loads of supplies were transported to site.  Construction activities continued until May 1982 and were almost complete when they were suspended due to lack of financing.  Subsequently Cadillac went into bankruptcy in May 1983 and site maintenance and operations were taken over by Procan.

In 1991, Nanisivik Mines Limited acquired the property through the bankruptcy proceedings.  In August 1991, Nanisivik granted the Issuer an option to earn a 60% interest in the property and in March 1993, the Issuer acquired a 100% interest in the Prairie Creek Property, subject to a 2% net smelter return royalty in favour of Titan Pacific Resources Ltd.  In January 2004, the Issuer acquired all of Titan’s interest including the 2% royalty in the Prairie Creek Property.

3.1

Principal Property – Prairie Creek, Northwest Territories

The Prairie Creek Property consists of a 100% interest in the mining leases, surface leases and staked mineral claims described below.

3.2.1

Land Tenure

The Prairie Creek Property is comprised of:

•

Mining Leases Numbers 2854, 2931, 2932, 2933, 3313, 3314, 3315, and 3338; (8,848.4 acres, expiring from September 20, 2010 to August 5, 2020).

•

Surface Leases Numbers 95 F/10-5-3 and 95 F/10-7-2; (325.81 acres).  The Surface Leases are held from the Department of Indian and Northern Affairs Canada and expire March 31, 2012.

•

Mineral Claims:  Four additional mineral claims, referred to as the Gate Claims, were staked in 1999 in the vicinity of the Prairie Creek Property.  These claims consist of the Gate 1-4 Claims covering an area of 9,245.35 acres.  Sufficient assessment work has been filed on these claims to hold them in good standing until 2007.

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Deh Cho First Nations (“DCFN”) as their traditional territory.  The DCFN are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Deh Cho Process.  [Refer to Section on First Nations below]

1.1.1

 Location, Access and Climate

The Prairie Creek Property is situated approximately 500 kilometres west of Yellowknife, the administrative centre of the Northwest Territories.

Year round access to the property is provided by aircraft to a 3000-foot gravel airstrip immediately adjacent to the camp.  The Prairie Creek Property is also accessible by a winter road, which extends from the property to the Liard Highway, a distance of 170 kilometres.  The Liard Highway is the major north-south transportation route, which connects Fort Nelson, British Columbia to Fort Simpson, Northwest Territories.

The climate is sub-Arctic, being characterized by long cold winters with pleasant summers.  Snowfall is light and only minor difficulty has been experienced in operating throughout the winter months.

1.1.2

Property Geological Summary

The Prairie Creek Vein Deposit contains a  measured and indicated mineral resource of 2.3 million tonnes grading 12.2% zinc(Zn), 12.5% lead(Pb), 190 g/tonne silver(Ag) and 0.4% copper (Cu) with substantial additional inferred resources of 8.1 million tonnes grading 10.5% Zn, 12.9% Pb, 171 g/t Ag, and 0.4% Cu.  Three distinct styles of base metal mineralisation have so far been discovered on the property:  Mississippi Valley-type cavity style (MVT), Vein and Stratabound.  MVT Zn-Pb mineralisation is exposed in the northern portion of the property within a marginal carbonate sequence.  The vein and stratabound styles of mineralisation occur within the Prairie Creek embayment feature in a Siluro-Ordovician sedimentary sequence.  The majority of the current mineral resource reports to Vein mineralisation and occurs in a crosscutting steeply east dipping fault with a northerly strike.  The remainder of the mineral resource occurs as Stratabound massive sulphides, which were discovered proximal to the Vein mineralisation. The close proximity of the two styles of deposit may indicate a somewhat similar genetic origin.

The principal Vein structure at Prairie Creek cuts through Ordovician age dolostones and graphitic shales of the Whittaker and Road River Formations.  The distinctly different style of mineralisation, termed Stratabound, was encountered in 1992 during deeper drilling near the Vein.  The Stratabound mineralisation presently consists of a measured and indicated mineral resource of 1.25 million tonnes grading 10.6% zinc, 5.2% lead and 55.9 g/tonne silver.  This style of deposit is found, so far, wholly within the Upper Whittaker Formation dolostones.  Drill holes such as PC-92-15, have cut significant composite intercepts such as 4.4% lead and 9.3% zinc over 28 meters of core.  Stratabound sphalerite-galena-pyrite sulphides occur predominately in a subunit of the Whittaker termed the Mottled Horizon located approximately 200 meters below the present mill level (870 m) underground workings.

Since 1991, the Company has completed 42,000 meters of surface diamond drilling and an underground sampling program, which has greatly expanded the inventory of known resources on the property.   The discovery in 1992 of Stratabound type mineralisation in the main zone opened up multiple exploration targets for the discovery of further Stratabound deposits.  Potential for significant increases in Stratabound mineralisation exist throughout the property.  Drilling so far has been restricted by topography limiting the areas of potential mineralisation that can be drilled.  Such Stratabound mineralisation has the potential to significantly increase the tonnage fed to the mill, due to its much higher tonnes per vertical meter of depth.

The Vein-type deposit remains open ended to the north and south of the current resource, which is defined over only 2.5 kilometres of the 16-kilometer prospective corridor.  With many Vein occurrences exposed throughout its length, the prospects for additional Vein and Stratabound material are excellent over the remaining 14 kilometres of subsurface.  Consequently, there remains excellent potential for discovering additional massive sulphides in the vicinity of the Prairie Creek Mine, which will further add to the already substantial mineral resource base.

1.1.3

Geological Setting

The Prairie Creek Mine is located in the southern portion of the Mackenzie Mountains physiographic subdivision within the Northern Cordillera Geosyncline.  The Southern Mackenzie Mountains are underlain by Lower Paleozoic carbonates of the Mackenzie shelf, and associated basinal limestones, dolostones and shales.

Structurally the prevalent orientation of faulting and folding is north-south.  Faults and fold axial planes dip both east and west.  A number of north trending thrust faults cut through the region.  The east dipping Tundra Thrust Fault (located on the Prairie Creek Property) and, 30 kilometers to the west, the west dipping Arnica Thrust Fault define the present margins of the Prairie Creek paleobasin, which accumulated a thick Devonian sequence of sediments (including the Cadillac and Funeral Formations).  The two principal styles of base metal sulphide mineralisation occur within the Prairie Creek basinal feature in the Ordovician-Silurian Whittaker and Road River Formations.

The northern part of the property is underlain by a marginal carbonate sequence of the Root River, Camsell and Sombre Formations.  This sequence is bounded to the west by the east dipping Tundra Thrust, which forms the eastern boundary of the Prairie Creek basinal sequence.

In the southern part of the property the mine is geologically situated on the eastern margin of the Prairie Creek Embayment (Morrow D.W. and Cook D.G., 1987).  This ancient basinal feature is composed primarily of a conformable sequence including the Lower Ordovician Whittaker Formation dolostones, Silurian Road River Formation shales, and Cadillac Formation thinly bedded limy shales.  Lower to Middle Devonian Arnica and Funeral Formation dolostones and limestone overlie this assemblage on the northern part of the property.

In the southern part of the property faulting and folding axis trend generally north-south, resulting in windows of older Road River shales cored by the Whittaker Formation dolostones being exposed along the core of the main Prairie Creek anticline.  The Prairie Creek anticline is structurally bounded to the east by the PC Fault and to the west by the Gate Fault.

Property Base Metal Mineralisation

There are three main styles of base metal mineralisation so far located on the property:  Vein sulphides, Stratabound sulphides (both of which occur in the southern part of the property) and Cavity infill sulphides (MVT) which are found in the marginal carbonates in the northern sector of the property.  Exploration at Prairie Creek has revealed many base metal mineral showings along the entire 27-kilometer length of the property.  Historical exploration of the property has led to the referencing of these surface mineral showings by name.

In the northern section of the property, some of which the mineral claims have now have lapsed, MVT type showings occur and are referred to, from north to south over a distance of 10 kilometers, as the Samantha, Joe, Horse, Zulu, Zebra and Road Showings.  In the southern part of the property, where Vein occurrences were exposed at surface, the mineral showings were referred to as sequentially numbered Zones.  Some of these mineral Zones, as a result of recent exploration by drilling, are now known to also contain Stratabound mineralisation in subsurface.  The subsurface area above the underground workings is referred to as Zone 3.  Originally Zones 1 and 2 occurred adjacent to Zone 3, however, as a result of continuing exploration, Zone 1 and 2 are now incorporated and considered part of Zone 3.  A further expression of Vein mineralisation, known as the Rico Showing, is located 4 kilometers to the north of Zone 3.  Zone 3 contains the present estimated mineral resource, which includes both Vein and Stratabound mineralisation.  Extending south from the minesite (or Zone 3) are a series of other Vein exposures referred to as Zones 4 through 12, extending over a distance of 10 kilometers.

Vein Sulphides

Quartz Vein Sulphide mineralisation occurs in a north-south trending 16 kilometer long corridor in the southern portion of the property (referred to as Zones 1 through 12).  The bulk of the mineral resources outlined to date on the property are established on only one of these Vein occurrences, namely Zone 3 (which includes Zone 1 & 2).

The vein in Zone 3 strikes approximately north and dips steeply to the east (variable from -40°E to -90° and averages -65°E).  Most of the surface mineralized zones at Prairie Creek occur within Road River Formation shales.  These showings generally occur close to the axial plane of a tight north-south doubly plunging anticline. Mineralisation comprises galena, sphalerite, lesser pyrite, tennantite-tetrahedrite as massive to disseminated in a quartz-carbonate-dolomite matrix.  Silver is present in equal amounts both in galena and tennantite-tetrahedrite.  Vein widths are variable (from <0.1m to >5m) but overall averages indicate a horizontal thickness of approximately 2.7 meters.  The most extensive known Vein occurrence is in Zone 3 where underground development has proven 940 meters of strike length and diamond drilling has indicated a continuance of the vein for a further 1.2 kilometers.  The vein remains open to the north and is expected to continue at depth for a further 4 kilometers.  Evidence of the vein continuing is the Vein occurrence at the Rico Showing on surface 4 kilometers north on strike of the vein.  In Zone 3, the vein appears to be a tensional fault feature co-planar to a tight N-S trending fold axis.

At the end of the 930 meter level workings, the main vein dissipates into the mid Road River shales.  Rock competency appears to be a controlling feature on formation of the vein hence in the upper shales of the Road River and Cadillac Formations the vein is not well structured.  Drilling at depth has indicated a continuance of the vein however little information is available below the 600 meter elevation mark.

Also of note towards the end of the 930 meter level workings (crosscut 30) are a series of narrow (average 0.5 meter wide) massive sphalerite-tennantite veins striking at approximately 40° to the main Vein trend.  This zone is referred to as Vein Stockwork and carries a calculated mineral resource based on underground sampling and limited diamond drilling.  It is proposed that the Stockwork system formed as tensional openings formed by primary movement along the Vein fault structure.

Stratabound Sulphides

Stratabound mineralisation was discovered in 1992 while drilling to extend Vein resources at depth.  So far indications of Stratabound mineralisation have been found by drilling along the trend of the Prairie Creek Vein System over a strike length of more than 3 kilometers.  This type of deposit has so far been located by drill holes in Zones 3, 4, 5 and 6 (Findlay, October 2000).  Stratabound massive sulphides occur largely within a mottled dolostone unit of the Whittaker Formation close to both the Vein system and the axis of the Prairie Creek anticline.

Stratabound sulphide mineralisation has now been identified in three stratigraphic horizons of the Upper Whittaker Formation.  Mineralisation consists of sphalerite-pyrite-galena, totally replacing the host dolostone with little apparent alteration.  Apparent thicknesses of the Stratabound zone of up to 28 meters have been drill intercepted.  Stratabound mineralisation is generally fine grained, banded to semi massive, consisting of massive fine grained sphalerite, coarse grained galena and disseminated to massive pyrite.  This type of sulphide mineralisation appears to be genetically related to the Vein mineralisation, however it is different in its mineralogy and structural setting.

There are presently no underground workings that intercept Stratabound material.  The main drill defined Stratabound deposit occurs 200 meters below the 870 meter level at the minesite.

Cavity Style Sulphides

Cavity-style infilling sulphide mineralisation is located at the Zebra showing which is one of the southern showings in a belt that extends for 10 kilometers to the north and includes the Zulu, Joe and Samantha showings.  Mineralisation is comprised of colliform rims of sphalerite, brassy pyrite and minor galena with or without later dolomite infilling.  Mineralisation is hosted within the Root River Formation.

Mineralisation occurs discontinuously at approximately the same stratigraphic horizon along this NNW trend. This sulphide appears to be classic Mississippi Valley Type mineralisation occurring in open cavity type settings.

This style of mineralisation is similar to some of the deposits mined at Pine Point, Northwest Territories.  Since these showings occur in a more remote location of the property and are somewhat lower grade they have not been the focus of any major exploration.

1.1.4

Prairie Creek Property Exploration Since 1992

Most of the pre-1992 exploration and development work was focused on Zone 3. This vein, which dips at about 60 degrees east, was examined by drifts on three levels separated by about 200 feet.  The mid level, at 3,050 feet above sea level, has accessed about 3,000 feet of vein strike.  The lowest drift, at the level of the Prairie Creek valley near the plant (2850 feet above sea level), accesses about 1600 feet of vein.

The Issuer started the 1992 Exploration Program with the objective of building a mineable reserve by drilling the down dip extension of the vein deposits in Zone 3. This zone is just one of thirteen lead/zinc/silver mineralized vein showings along a 10.5 mile long structural trend within the Issuer’s property.  All the existing mine and mill infrastructure on the property is located in the Zone 3 area.

The highlight of the 1992 Exploration Program was the discovery by diamond drilling of a new Stratabound zinc and lead deposit directly down dip of Zone 3 vein deposit.

The Stratabound deposit discovered by drill hole PC-92-8 lies about 650 feet below the elevation of the concentrator plant on surface.  The deposit is cross-cut by the vein structure and is therefore older than the vein deposits.  After hole PC-92-8, the focus of the exploration effort in Zone 3 was centered on extending this new deposit.  The maximum thickness of the sulphide mineralisation intersected was over 80 feet of true width and the mineralisation was seen to be always within the same stratigraphic horizon.

The 1993 drilling program in Zone 3 resulted in a 67% increase during the year in the size of the Stratabound deposit over previously known dimensions.  Holes PC-93-23, 24, 25, 27, and 35 extended the deposit to the southeast by approximately 500 feet.  The deposit remained open in two directions.  With the additional drill hole information on the structural and stratigraphic setting of the deposit it was determined that a model along the lines of some of the Irish carbonate hosted lead/zinc deposits (i.e., Lisheen, Galmoy and Silvermines) may be the most appropriate analogy for the Prairie Creek Stratabound deposit.

In order to test regionally for signs of the same kind of mineralisation as the Stratabound deposit in Zone 3, ten holes were drilled sporadically along the structural trend for a distance of approximately 4.5 miles south of Zone 3. The host horizon to the mineralisation was encountered in every hole and strong evidence for another Stratabound deposit was encountered in Zone 6, approximately two miles south of Zone 3. The intersection here in PC-93-41 could not be followed up because of a seasonal lack of water in the area.

In late 1993 hole PC-93-50 in Zone 3 intersected vein mineralisation 550 feet below the underground workings in the northern half of the deposit.  This hole indicated that the vein is present and strongly mineralized at this depth and established a large block of untested, prospective ground within easy range of the mine infrastructure both below and to the north of the present underground workings.

In the northern half of the property from the winter road NNE to the Samantha Showing, three existing showings in the area (Samantha, Joe and Winter Road Gossan) were expanded with three new showings (Zebra, Horse and Zulu) into a six-mile long trend, the property containing the Zebra, Horse and Zulu showings has since lapsed but may be restaked.  All of these showings are gossanous outcroppings within the same formation.  The weathered, crumbly rock fragments from these showings give sporadic high grades of zinc.  The Zebra, Horse and Zulu Showings all have unweathered zinc mineralisation in a cavity-filling setting with associated pyrite and dolomite mineralisation.  The recognition of this trend of showings as a separate and geologically distinct mineralisation type from both the vein and the Stratabound deposits in the southern part of the property was an important discovery.  This trend represents a shallow target for exploration with a similar type of mineralisation to the Pine Point deposits (i.e., Mississippi Valley Type).

The Rico Showing, at the northern end of the main Prairie Creek vein trend, was trenched and a vertically dipping mineralized vein was exposed.  Some additional mineralisation was found to the east of the vein which appears to be Stratabound but structurally controlled by shallow dipping faults.

During 1994 a total of 13,265 meters was drilled in 37 holes with the principal focus on Zone 3 but also including Zones 5 and 6 and the Debra and Rico Showings.

In 1997 an underground exploration program was carried out in order to complete sampling information from the 3 levels of workings.  After rehabilitation of the 870m and 930 meter underground levels had been completed, a series of 231 chip samples were collected from 294 meters of previously unsampled underground drift development with the following average grades produced:

U/G SAMPLING	DRIFT LENGTH	TRUE WIDTH	ZINC	LEAD	SILVER	COPPER
	(meters)	(meters)%		%	gm/t	%
Total drift Sampled	294
Weighted Average		1.78	17.22	15.98	329.9	0.77

The above assay results and widths represent the main vein structure only; there are significant  metal grades on the flanks of this structure and these are expected to contribute substantial tonnages to the total deposit. A number of samples were used to verify the results of work carried out by previous operators and these have been confirmed by assay results.  A random selection of the 1997 samples were umpired at a second independent laboratory and these confirmed the accuracy of the initial assays.

During 1999 a small exploration program commenced on newly staked mineral claims adjacent to the existing land holdings.  The Gate 1-4 Claims were staked covering an area of 9245 acres to the west of the main property.  Exploration consisted of geological mapping, soil and rock sampling over areas that contain similar geology with that of the Prairie Creek. This exploration resulted in the discovery of a vein in outcrop with select samples grading similar with that of the main established vein at the Prairie Creek Property.  Also a large zinc soil anomaly was located over favourable geology.

In 2000, the Issuer carried out a helicopter supported exploration reconnaissance program in the Nahanni region based out of the Prairie Creek mine-site.  This month long program covered an area of 4,000 square kilometres and consisted mainly of stream sediment sampling.  Six target areas, which merit follow-up exploration, were identified and additional reconnaissance exploration is recommended in specific areas.

During 2001, the Issuer completed a short diamond drill program, designed to enhance and increase confidence in the existing resource model and to identify areas of higher grade and tonnage, in advance of initial mining.  Five diamond drill holes were completed in the program totaling 1,711 meters of coring. The results of the program were a confirmation of the resource model and identification of significant further potential for this deposit.

The 2001 drill program was successful in identifying an area of significantly increased thickness and grade, referred to as “a thick-high-grade shoot,” in the existing Vein resource.  Additional parallel high-grade veins were also intercepted giving further potential to the identified mineral resource in this area.  This is considered important, in that this is proximal to where initial mining would take place and will provide significantly increased tonnage and grade per vertical meter, in early mining.  This when combined with earlier chip sampling exercises over 800 feet of one of the underground levels, confirm that a series of higher grade chutes exist within the Vein deposit.  At start up, or during times of low prices, these higher-grade areas can be mined to maintain cash flow or achieve early payout.

These more recent results further confirm the Issuer’s understanding of the geological interpretation of the deposit. This drilling has re-enforced and significantly enhanced the previous geological interpretations, thus increasing the confidence level of resources within the known Vein and Stratabound bodies of mineralisation.

3.2.6.

Resource Estimation

In January 1998, a Resource Estimation was carried out by MRDI Canada, a wholly owned subsidiary of AMEC E&C Services Limited. The information used in the resource estimate by MRDI was derived from the Issuer's diamond drill hole data, channel sampling from underground development and from a number of the more clearly defined drill logs from previous operators. MRDI staff visited the property site and agreed that the data and interpreted model represents the Prairie Creek Deposit.

The database for compilation incorporated 1,529 sample assays from the Vein (both underground channels and diamond drilling), 39 samples from the stockwork (both underground channels and diamond drilling) and 282 sample assays (drilling only).  The silver grades were cut to 600 g/tonne.  Specific gravity laboratory measurements were provided for 231 Vein samples and 22 Stratabound samples.  MRDI completed regression analysis to determine an appropriate function to calculate specific gravity for the remainder of the samples.

The mineral resource was classified into measured, indicated and inferred resources, based upon level of confidence according to the Australasian Code for Reporting Identified Mineral Resources and Ore Reserves, using drilling grid spacing and continuity of mineralisation as determined through the geo-statistical review of the data.  The table below shows this “estimated resource” contained in Zone 3 only, as calculated by MRDI in the course of their independent review.  The “resource” grades include all intercepts in a specific area, and has had no blocks removed by a cut off grade.

The 1998 historical resource was prepared by MRDI under the supervision of Alan Taylor, a qualified person for the purposes of National Instrument 43-101.  The Resource Estimate was not prepared in accordance with National Instrument 43-101 but in accordance with  JORC  Australasian Code.  As a Qualified Person representing Canadian Zinc Corporation, Alan B. Taylor states that in his opinion the categories of measured, indicated and inferred mineral resources in The Australasian Code for Reporting of Mineral Resources and Ore Reserves used by MRDI are substantially equivalent to the categories of measured, indicated and inferred mineral resources in the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines as incorporated in National Instrument 43-101.

It should be noted that the 1998 mineral resource is strictly an in-situ mineral resource estimation and further delineation drilling and underground drifting is required in order to raise the confidence level of the resources.

The “1998 Mineral Resource Estimation” reflected the impact of step-out exploratory drilling,  completed by the Company since acquiring the property, at depth and along strike of the previously known mineral reserve.   While tonnage increased in direct proportion to area of influence, the basic Vein mineralogy and structure remained the same.

A summary of the MRDI Resources Estimation is contained as an appendix to the Scoping Study, which has  been filed on  SEDAR.  [See-Scoping Study below].

Prairie Creek Resource Calculation			Zone 3 Only. MRDI (January 1998)
Type	Category	Tonnes	Zn%	Pb%	Ag g/t	Cu%
Vein	Measured	542,000	12.5%	13.0%	197.0	0.4%
Vein	Indicated	1,434,000	11.2%	12.8%	190.0	0.4%
Subtotal		1,976,000	11.6%	12.9%	191.9	0.4%
Vein	Inferred	7,412,000	12.7%	11.0%	174.0	0.4%
Stockwork	Measured	79,000	31.1%	15.0%	294.0	0.7%
Stockwork	Indicated	228,000	14.5%	5.6%	134.0	0.4%
Subtotal		307,000	18.8%	8.0%	175.2	0.5%
Stockwork	Inferred	742,000	14.6%	5.0%	145.0	0.4%

Stratabound	Measured	500,000	10.5%	5.4%	51.0	0.0%
Stratabound	Indicated	785,000	10.6%	5.1%	59.0	0.0%
Subtotal		1,285,000	10.6%	5.2%	55.9	0.0%
Stratabound	Inferred	124,000	7.9%	2.7%	26.0	0.0%

Total Resource by Categories
Vein / Stock / Strata	Measured	1,121,000	12.9%	9.8%	138.7	0.2%
Vein / Stock / Strata	Indicated	2,447,000	11.3%	9.7%	142.8	0.3%
Subtotal Measured & Indicated		3,568,000	11.8%	9.7%	141.5	0.3%

Vein / Stock / Strata	Inferred	8,278,000	12.8%	10.3%	169.2	0.4%

3.2.7.

Scoping Study

In 2000/2001, the Issuer completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property.

The Study took six months to complete and included metallurgical testwork, mill re-design, alternative mining methods, inclusion of paste backfill in the mine design, capital and operating cost estimates, a review of smelter terms and conditions for the Prairie Creek concentrates and other operating parameters.   In connection with the Scoping Study further metallurgical samples were collected and the mill equipment was reassessed.  The road access corridor, tailings pond and the underground workings were re-examined for future production considerations and capital cost estimates.  The Scoping Study was prepared in house using independent consultants and contractors at a cost of approximately $400,000.

The complete Scoping Study has been filed on SEDAR, and may be found on SEDAR at www.SEDAR.com and is incorporated herein by reference.

The Study was examined by Micon International Ltd. of Toronto, who confirmed that “all of the elements necessary for a scoping study have been incorporated” by the Issuer and that “the assumptions made within are considered reasonable for a study of this nature”.

Discussions with concentrate sales professionals and preliminary discussions with smelters indicate that the Prairie Creek concentrates will be readily saleable, subject to the payment of usual penalties for elevated impurity levels, including mercury in the vein zinc and copper concentrate.  Cash flows have been prepared taking into account these penalties.  A number of upside scenarios exist for the operation including reduction of penalty levels in the concentrate and further mechanization in the mine to reduce costs.  These alternatives will be examined further during the follow-up feasibility study process and do not form part of the base case.   Subsequent work in 2002 has indicated that the zinc concentrate can be smelted using the Sherrit hydrometallurgical process, opening up the market for the concentrates to hydro as well as conventional pyro-metallurgical smelters.

The Scoping Study assumes that Prairie Creek would be mined at 1500 tonnes per day as a mixture of Vein and Stratabound ores at “average” deposit grades.    The Scoping Study demonstrates that a 1,500 tonne per day mining operation can be established at Prairie Creek producing in the order of 95 million pounds of saleable zinc annually over at least 18 years (based on the current known combined resource of 11.8 million tonnes grading 12.5% Zinc, 10.1% Lead, 161 g/t Silver and 0.4% Copper).

The Scoping Study identified a number of different development and production scenarios.  The operation will utilize the existing mine and mill infrastructure put in place in 1982, at a cost of CDN$67 million, but never operated.  Indicated capital costs for the new operation are estimated to be CDN$40.5 million, including the construction of an all weather access road to the site.

The base case financial model in the Scoping Study indicates that the operation at a capital cost of CDN$40.5 million would have a pre-tax and financing IRR of 45.6% and an NPV (at 10% discounted cash flow) of CDN$97.2 million dollars over the first ten years of a minimum 18 year mine life.  The study used long term metal prices of US$0.90 per lb Cu, US$0.50 per lb Zn, US$0.25 per lb Pb and US$5.50 per ounce Ag.  The Canadian dollar was kept constant at US$0.66.  On this basis, for every cent the Zn price is over the break-even production cost of US 34.5 cents per pound; pre tax and financing cash flow increases by around US$0.64 million per annum. .  The base case indicates a break-even cash cost of production of US 34.5 cents per pound of saleable zinc after by-product credits, but before financing and taxation.

It should be noted that the Economic Assessment in the Scoping Study is preliminary and partially based on historical Resources that are considered too speculative to be categorized as Reserves in accordance with National Instrument 43-101.  In addition, the Scoping Study is preliminary in nature and despite the existing underground development and the on-site mill, the assumptions made within the Scoping Study and its subsequent results may not be attained.

The Issuer is now examining the various alternatives outlined within the Scoping Study and is working towards converting this into a bankable feasibility study.  As part of the full feasibility program, it is the Issuer’s intention to have the option to carry out a Pilot Plant program within the existing, 1,000-ton per day mill.  It is also intended to carry out additional delineation drilling and to drive a decline to provide a drilling platform and to access resource blocks below the current underground workings.

An optimization of project economics of Prairie Creek was carried out in 2003, based on the Scoping Study but assuming higher prices, current exchange rates and improved smelter terms, while at the same time looking at replacing “average” run of mine vein material with “high grade” vein material for the first few of years, as would be the practice during a start up.  The Optimization Study indicates that the mine can operate during the early years at a cash cost of 19 cents US per pound of saleable zinc, including by product credits.

For clarification, the typical grade of the higher-grade intersections are 17.22% Zn, 15.98% Pb, 329.6 g/t Ag and 0.77% Cu.  This compares with run of mine vein grades of 12.5% Zn, 11.4% Pb, 175.5 g/t Ag and 0.4% Cu.  Sufficient Vein material of this grade can be postulated for at least three years mill feed, and possibly as much as four to five years, based on 40-50% of the feed to the mill being Stratabound ore.

This Optimization Study indicates that under this high-grade scenario the Prairie Creek mine  could repay the capital cost of the development within eighteen months of start up.  The mine would produce approximately 125 million pounds of saleable Zinc annually at a production cash cost of approximately 19 cents US per pound after by-produce credits.

3.2.8

Permitting at Prairie Creek

At the time of its construction in 1980 - 1982, the Prairie Creek Mine had been fully permitted for full scale mining and milling operations.  Permitting had been undertaken under the regulatory regime of the day, which involved a comprehensive environmental assessment and public review before the Northwest Territories Water Board. A considerable number of technical and baseline studies describing the proposed development and the physical and biological environment were undertaken at that time.

Water Licence N3L3-0932 was issued by the Department of Indian Affairs and Northern Development on July 1, 1982 pursuant to the Northern Inland Waters Act and Regulations authorizing use of up to 1,150 m3/day and 420,000 m3/year of water from the Prairie Creek Valley Aquifer and setting standards for discharge of process effluent to Prairie Creek.  Land Use Permit N80F249 was issued July 2, 1980 for the winter road connecting Prairie Creek to the Liard Highway.  The Land Use Permit was extended in 1981 and again in 1982 to June 1983.  Surface Leases were issued for the minesite area and airstrip.  The Water Licence and Land Use Permit subsequently expired.

Further baseline studies were undertaken in 1994 in support of planned re-development and permitting activity at that time. A permit application was screened in 1995 as a level 1 screening pursuant to the Canadian Environmental Assessment Act (CEAA) and it was determined that that project could proceed as it was not likely to cause significant adverse effects pursuant to section 20(1)(a) of the CEAA.   A new land use permit N95F346 was issued in 1995 which included a portion of the road.    While the re-permitting process was subsequently discontinued in 1995, these studies represent a significant addition to the information database in support the Project.

In 1995 environmental and geotechnical studies were carried out to facilitate the preproduction permitting process.  A project description report was compiled by Rescan Environmental Ltd. and filed with the Northwest Territories Regional Environmental Review Committee (RERC).  This report contains details of all the environmental work completed at the Prairie Creek Property.  The report was filed to elicit terms of reference for an initial environmental evaluation report.  A Land Use Permit Application for upgrading the access road to an all-weather road was also filed with the appropriate government agency.

In 1998, a totally new regulatory and resource management scheme was introduced in this part of Canada.  During the negotiation of native land claim settlements, first with the Dene/Metis in the late 1980’s and then with the Gwich’in and Sahtu Dene/Metis people, the Federal Government agreed to establish a new resources management system through the creation of boards with joint membership which reflects First Nations’ desire to participate more effectively in the regulation of land and water throughout the Mackenzie Valley.

The Mackenzie Valley Resource Management Act (MVRMA) came into effect in 1998 for a defined area called the “Mackenzie Valley” which includes the area where the Prairie Creek Mine is situated.  Prior to that, the applicable legislation was the Canadian Environmental Assessment Act, S.C. 1992 c.37.  The CEAA no longer applies in the Mackenzie Valley, except under very specific situations.

The MVRMA is a piece of federal legislation that creates an integrated co-management structure for public and private lands and waters throughout the Mackenzie Valley in the Northwest Territories.  The Act was proclaimed December 22, 1998; however, Part IV which establishes the Mackenzie Valley Land and Water Board, was not proclaimed until March 31, 2000.

The overall legislative scheme of the MVRMA is designed to implement the Gwich’in and the Sahtu Land Claim Settlement Agreements (collectively the “Comprehensive Agreements”) by providing for an integrated system of land and water management in the Mackenzie Valley.  Under the Comprehensive Agreements, land use planning boards and land and water boards must be established for the settlement areas referred to in those Agreements.  In addition, an environmental impact review board must be established for the Mackenzie Valley along with a land and water board for an area extending beyond the settlement areas.

The Act establishes public boards to regulate the use of land and water, to prepare regional land use plans to guide development, and to carry out environmental assessment and reviews of proposed projects in the Mackenzie Valley.  The Act also makes provisions for monitoring cumulative impacts on the environment, and for periodic, independent environmental audits.

As institutions of public government, the boards regulate all uses of land and water while considering the economic, social and cultural well-being of residents and communities in the Mackenzie Valley.  These boards are charged with regulating all land and water uses, including deposits of waste, in the areas in the Mackenzie Valley under their jurisdiction.

The MVRMA ensures a greater role for Aboriginal people in land use planning, environmental assessment, and the regulation of land and water use.  To reflect the desire of First Nations to be more actively involved in resource management decision-making, half the members of each Board will be nominated by First Nations, and half by the Federal and Territorial governments.

Public boards under the MVRMA are formed through nominations.  Under the land claims agreements, First Nations are entitled to nominate one-half of the members of the board, reflecting the board’s jurisdiction over all lands including First Nation settlement lands.  The federal government, territorial government and First Nations can each nominate at their own discretion.

As land claims are settled, the  (MVRMA) Act currently provides for additional regional boards to be established in the Deh Cho, North Slave and South Slave regions.  The Act also anticipates amendments to accommodate new land  settlements and self-governments as they are finalized.  The Deh Cho area is not settled.  Prior to additional regional boards being established, First Nations in the Deh Cho region were asked to participate in the new system by recommending members to the Mackenzie Valley Environmental Impact Review Board and the Mackenzie Valley Land and Water Board.

Under the MVRMA, public boards are responsible for:

•

preparing regional land use plans to guide the development and use of land, waters and other resources; (Land Use Planning Board)

•

regulating all uses of land and water; (MVLWB) and

•

carrying out the environmental assessment and review process (MVEIRB).

As stated in the MVRMA, "the purpose of the establishment of boards by this Act is to enable residents of the Mackenzie Valley to participate in the management of its resources for the benefit of the residents and of other Canadians." (Section 9.1. MVRMA)  Consultation is the cornerstone of the MVRMA.  Public boards under the Act have established their own consultation guidelines.

Land and water boards issue land use permits and water licences under the Mackenzie Valley Land Use Regulations and the Northwest Territories Waters Act and Regulations, within the Mackenzie Valley.  Each board has its own specific jurisdiction.

There are also land use planning boards developing and implementing a land use plan for their respective settlement areas in the Mackenzie Valley.

The Mackenzie Valley Environmental Impact Review Board (MVEIRB) is responsible for environmental impact review and assessment at a valley-wide level, including the Sahtu and Gwich’in settlement areas.

The public boards perform regulatory functions, such as permitting and licensing, and conducting environmental reviews, previously undertaken by the Department of Indian Affairs and Northern Development (DIAND) and the NWT Water Board.  Inspection and enforcement continue to be the responsibility of the DIAND.

After consultation with the land and water boards, the Minister of DIAND may give written policy direction to a board with respect to the exercise of any of its functions.  The Minister also approves the issuance of Type A water licences.  Regarding a Type A water licence, the Minister may attach terms and conditions such as provision for a security deposit, a requirement for water quality and quantity measurements, and a requirement for abandonment and restoration plans.

Aside from managing Crown lands and waters DIAND is still responsible for the administration, inspection and enforcement requirements associated with renewable, non-renewable and environmental legislation.  This includes the Mackenzie Valley Resource Management Act, the NWT Waters Act, and the Federal Real Property Act.  DIAND controls, manages and administers all Crown lands in the Mackenzie Valley under the authority of the Territorial Lands Act, and the Federal Real Property Act.

DIAND inspectors are responsible for ensuring compliance with legislation, regulations and the terms and conditions that are part of permits and licences issued by the boards.  These responsibilities are exercised by DIAND under the authority of the Territorial Lands Regulations, Territorial Quarry Regulations, Canada Mining Regulations and the Federal Property Regulations.

Under the Northwest Territories Waters Act, S.C. 1992, (C.29) (Waters Act) no person can use water or deposit waste in specific areas in the Northwest Territories without a licence to do so, Ss8 and 9.  Section 102 of the MVRMA provides that it is the Mackenzie Valley Land and Water Board (“MVLWB”) which has the jurisdiction with respect of all uses of water and deposits of waste in the area for which a licence is required under the Waters Act.  The MVLWB main function which is relevant to the Issuer, is to issue land use permits and water licences on land in unsettled land claim areas in the Mackenzie Valley. (i.e. including the Deh Cho area – emphasis added)

The stated objective of the MVLWB is to "regulate the use of land and waters and the deposit of waste so as to provide for the conservation, development and utilization of land and water resources in a manner that will provide optimum benefit to the residents of the settlement areas and of the Mackenzie Valley and to all Canadians."

Accordingly, the Water Board may issue, amend, renew and cancel licences in accordance with the Waters Act and exercise any other power of the Northwest Territories Water Board under the Waters Act.

There are three stages in the environmental impact assessment process in the Mackenzie Valley: preliminary screening, environmental assessment and environmental impact review.  Not all developments will necessarily go through each of the three stages.  All projects undergo a preliminary screening, after which it is decided whether a project must proceed to a full environmental assessment or go straight to the regulatory phase.

All Applications for a land use permit or a water licence in relation to a development in the Mackenzie Valley are made to the Water Board or one of its regional boards, as determined by the location of the development.  In the case of Prairie Creek, being located within the Deh Cho First Nations region, for which a land claim settlement agreement has not as yet been reached, applications are processed by the Mackenzie Valley Land and Water Board.  The environmental assessment process is triggered by an application to the MVLWB for a water licence.

These Applications require the inclusion of certain baseline and other technical information to allow them to be appropriately assessed and processed.  Information provided with an Application is used for undertaking a preliminary screening and for regulatory review of the Application.

Preliminary screening is the first step in the environmental impact assessment process.  It is during the preliminary screening that the board determines whether there is any public concern related to the project or if it might have significant adverse environmental impacts.

During the preliminary screening, a systematic approach is taken to documenting the potential environmental effects of a proposed project.  Next, the board determines whether these effects need to be eliminated or minimized and, if so, how the project plan should be modified.  In the end, the board makes a recommendation on the need for further assessment.  Preliminary screenings on land and water applications are done by the appropriate land and water board.

The legislation requires that the MVLWB conduct a pre-screening of a proposal for development (s.124).  Where the MVLWB determines that the development might have a significant adverse impact on the environment or might be a cause of public concern, the MVLWB refers the proposal for development to the Mackenzie Valley Environmental Impact Review Board (MVEIRB) for an environmental assessment (s.125).

Environmental assessment is the second stage of the environmental impact assessment process.  Projects may be referred to the Mackenzie Valley Environmental Impact Review Board by the preliminary screener, some other government department or agency, the Gwich’in or Sahtu First Nations, qualified to make a referral, or on the Mackenzie Valley Environmental Impact Review Board’s own motion.

The MVEIRB is responsible for the environmental impact assessment process throughout the Mackenzie Valley.  It is the main instrument for environmental assessment and review, replacing the CEAA, in the Mackenzie Valley except under specific instances.

The MVEIRB also:

• Conducts environmental assessments;

• Conducts environmental impact reviews;

• Maintains a public registry of all preliminary screenings conducted by Regulatory Authorities; and

• Makes recommendations to the Minister of DIAND for rejection or approval.

Once a development is referred to the Mackenzie Valley Environmental Impact Review Board for an environmental assessment, notices are placed in northern newspapers.  The next step is for the developer to submit a project description to the Review Board.  The project description describes what the developer plans to do and how it will be carried out.  If referred for environmental assessment, which is most likely for a mining project such as Prairie Creek, the MVEIRB develops a work plan and terms of reference in order to conduct the Environmental Assessment.

The public has an opportunity to comment on the project and identify issues which may require consideration. Public information submitted to the Review Board throughout this process, including the project description, and all technical and public submissions are placed on a public registry.

The Review Board has guidelines for how they conduct environmental assessments.  These guidelines provide information for submissions to the Review Board, including timelines and opportunities to present information at any public hearings it may hold.  The environmental impact assessment process has several points where the local government and other stakeholders can contribute to and affect the regulatory process.  There will also be occasions where the local government will be asked to comment on a proposed development.

The Environmental Assessment process looks at the same factors considered in the preliminary screening, as well as addressing potential cumulative effects, socio-cultural considerations and alternate means of carrying out the project that are technically and economically feasible and potential environmental effects of such alternate means.  The Review Board then makes its recommendations to the Federal Minister of Indian Affairs and Northern Development.

Upon completing the assessment, the MVEIRB submits its Environmental Assessment Report (EAR) to the Federal Minister of Indian And Northern Affairs and Development who is responsible for distributing the EAR to other Ministers with jurisdiction over the proposed development.  (s.128).  The Minister of DIAND and other responsible Ministers have specific powers with regards to the EAR, including the power to adopt the recommendations contained in the EAR or to refer the matter back to the MVEIRB for further consideration (s.130).  Once the recommendations contained in the EAR are adopted by the Minister of IAND and the other responsible Ministers, those recommendations are to be included by the MVLWB as conditions of any water licence that it issues for that proposed development (s.62).

If the Mackenzie Valley Environmental Impact Review Board determines there will be significant adverse environmental impact from the project, it has the choice of referring the development to an environmental impact public review before a panel.  The Review Board may also recommend measures to prevent or mitigate these impacts.

The environmental impact review (EIR) stage is a detailed analysis and public review.  This is normally reserved for development projects where the environmental impact may be significant and could include public hearings in affected communities.   An environmental impact review is conducted by a panel consisting of members of the Mackenzie Valley Environmental Impact Review Board, as well as any expert members they may appoint.  The panel is required to issue terms of reference and the applicant must submit an impact statement.  There must be public notification of the submission of the impact statement, and public consultation or hearings in communities which may be affected by the development.  The panel conducts an analysis of the information received, and submits a report with a recommendation to the Minister.

 At the close of the environmental impact review stage, the Review Board reports the findings of an environmental impact review to the Minister.

The Minister may adopt the recommendation of the review panel or refer it back for further consideration, or, after consulting with the review panel, adopt the recommendations with modifications, or the Minister can reject the report.

The Minister of DIAND, along with the other Responsible Ministers, is required to make a decision on the EA report.  The Minister may adopt the recommendations of the Mackenzie Valley Environmental Impact Review Board, refer the report back to the Review Board, or reject the report and order further environmental impact review.

When finally adopted by the Minister the application is sent to MVLWB for issuance of permits and licences by the MVLWB.  The regulatory phase is the process of issuing regulatory authorizations once the development is approved through the environmental assessment process.  The authorizations include terms and conditions which reflect the recommendations approved during the EA process, as well as other standard conditions for carrying out development.

Decisions of the land and water boards are subject to review by the Supreme Court of the Northwest Territories and the Federal Court of Canada.

The Mackenzie Valley Land and Water Board (MVLWB) was created on March 31, 2000.  The MVLWB and its associated regional boards took over regulatory functions previously performed by the DIAND, the Northwest Territories Water Board, and the Government of the Northwest Territory’s Department of Municipal and Community Affairs on Commissioner’s Lands.

Part 5 of the Mackenzie Valley Resource Management Act, S.C. 1998, C.25 requires that any “proposals for development” comply with environmental assessment process consisting of a preliminary screening by the regulatory authority and, if applicable, an environmental assessment and an environmental impact review by the Mackenzie Valley Environmental Impact Review Board.

However, Section 157.1 of the Act provides that Part 5 does not apply in respect of any licence, permit or other authorization related to an undertaking that is the subject of a licence or a permit issued before June 22, 1984, except the licence, permit, or other authorization for an abandonment, decommissioning or other significant alteration of the project.

Section 157.1 of the Act has been considered by the Court of Appeal of the Northwest Territories in the case  North American Tungsten Corporation Ltd. V Mackenzie Valley Land and Water Board (2003 NWTCA5).  In that case the Court said (at paragraphs 24 to 27):

“Both the Comprehensive Agreements and the MVRMA  also clearly recognize that a full scale environmental review will not be appropriate in respect of certain existing permits, projects and licences.  Instead, both reflected some grandfathering, of existing developments as required to balance competing interests.  Those interests include the legitimate goal of protecting land and water resources in the Mackenzie Valley for the benefit of its citizens, on the one hand, whilst, at the same time, exempting from the full force of the new environmental legislation undertakings developed under an earlier legislative regime.  For example, the Comprehensive Agreements explicitly protect certain mineral interests, and arguably the rights assets therewith, in existence as of the date of the settlement legislation.”

“This respect for vested interests is reflected in the MVRMA.  Part 7 contains a number of transitional provisions designed to preserve and protect the existing rights and interests.  For example, Section 151 provides that certain existing permits continue in effect despite the implementation of the new legislation.  Section 152 protects all existing rights to the use of any lands under any lease, easement, or other interests granted under any territorial law, again despite what would otherwise have been the impact of the new legislation on such interests.”

“Further confirmation that Parliament did not intend the MVRMA to interfere with existing rights can be seen in the fact that even pending applications for permits and licences are to be dealt with under the prior applicable legislation and not under the MVRMA.”

“These provisions collectively reflect that Parliament did not intend to impose an entirely new environmental review process on every project in the Mackenzie Valley irrespective of the status of that project or time the MVRMA came into effect.  Instead, the MVRMA grandfathered certain projects and provided that others yet would be dealt with under prior applicable legislation.  In interpreting Section 157.1 therefore, one must recognize that it is designed to grandfather certain undertakings which predate June 22, 1984.  Accordingly, this Section must be interpreted in a manner which best comports with its intended purpose.”

The Prairie Creek Project was the subject of both a Water Licence and Land Use Permit issued prior to June 22, 1984.

The Company initiated preliminary discussions with the Water Board and  regulatory authorities in Yellowknife in August, 2000 with respect to re-development and re-permitting of the  Prairie Creek Mine operation.  A follow up presentation was made to the Mineral Development Advisory Group in November 2000 to elicit specific feedback from each of the regulatory agencies on the information requirements necessary for them to fulfill their roles in review of an Environmental Assessment Report to be submitted in support of applications for permits and licences authorizing full production of the mine.

Since August 2000, the Company has received two separate land use permits to carry out diamond drilling on the site and in the immediately surrounding area through the Mackenzie Valley Resource Management Process.

Canadian Zinc applied to MVLWB on August 28, 2000 for a Land Use Permit (MV2000C0030) to carry out a  7 drill hole program  and to access the Sundog (or CAT) Camp located along the winter road and clean up the camp area.  On October 4, 2000 MVLWB referred the application to the Mackenzie Valley Environmental Impact Review Board.  The application was then split into separate LUP application with specific reference to the drilling program and the Cat Camp Clean-up Development.  A LUP was issued by MVLWB on June 14, 2001 which permitted the small drill hole program (MV2000C0030A).  The MVEIRB issued their recommendation July 11, 2002 that the program regarding the Cat Camp Clean-up Development be carried out during the winter season.  This application remains open.

On March 5, 2001, the Company submitted a Land Use Permit application for a Phase 2 Exploration Drilling Programme.  After Environmental Assessment by the Review Board, on November 30, 2001 the Water Board issued Land Use Permit MV 2001 C0022A, valid for a period of five years, authorizing the drilling of up to 60 exploration holes on the Zone 3 Mining Lease and within 1000 meters of the Prairie Creek mine.  The Company has applied to the Water Board for an extension of this Permit to the Company’s other mining leases at Prairie Creek.

The Corporation applied to the Mackenzie Valley Land and Water Board on March 5, 2001 for  Type ‘B” water licence,  and  a Land Use Permit MV2001L2-0003.  The application included underground decline development and metallurgical pilot plant operation among the activities planned for the Prairie Creek minesite.  The application was first distributed to government agencies, first nations, communities and other organizations in order for the MVLWB to conduct a preliminary screening as required by Part 5 of the Mackenzie Valley Resource Management Act.

In April 2001, both the Parks Canada agency and Pehdzeh Ki First Nation referred the matter to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment (EA) pursuant to section 126(2) of the MVRMA.  The referral to EA occurred prior to the Board’s completion of the preliminary screening of the proposed operations.  The MVEIRB notified the Corporation on April 14, 2001 that the proposed developments would undergo an EA.

The MVEIRB submitted their Report of Environmental Assessment (EA Report) on February 5, 2002 to the Minister of Indian and Northern Affairs Canada (the Minister).  In a letter dated September 3, 2002, the Minister declared that as per section 130(1)(b)(i) of the MVRMA, the MVEIRB was to give further consideration to unresolved issues in the EA Report relating to the Tailings Containment Area and water treatment in general.  The MVEIRB submitted their Reasons for Decision document on April 4, 2003, outlining recommended revisions and additions to be made to the recommendations in its February 5, 2002 EA Report.  On June 16, 2003, the Minister approved the Reasons for Decision document and directed the MVLWB to proceed with the licensing process.

The MVLWB directed its staff to draft the water licence based on an exchange of written documents and a series of meetings with interested parties.  These parties included:

• Deh Cho First Nation,

• Nahanni Butte Dene Band,
• Department of Fisheries and Oceans,
• Department of Resources, Wildlife and Economic Development, (GNWT),
• Environment and Conservation, Department of Indian and Northern Affairs  (INAC),
• Environment Canada,
• Parks Canada,
• Canadian Parks and Wilderness Society, Northwest Territories Chapter

• South Mackenzie District Office, INAC; and
• Water Resources, INAC.

The preparation of a draft water licence was divided into three stages and the interested parties listed above had the opportunity to be involved in all stages.  Each of the first two stages involved the development or revision of a draft licence and its circulation to all the above interested parties, a review board, and a submission deadline for any written comments from the reviewers to MVLWB staff.  After comments were received, a face-to-face meeting of the parties was held to further discuss the draft.  The third-stage, as outlined to all parties at the beginning of the licensing process, involved a third round of reviews of the draft licence but not a face-to-face meeting.  The comments of all reviewers were shared among all the above parties during each stage.

The Deh Cho First Nation (DCFN) identified a problem during the third stage of the drafting of the licence.  On August 19, 2003, a security deposit estimate was distributed to the above parties and comments were requested by August 22, 2003.  One of the two individuals representing DCFN was missed on the distribution list; therefore the DCFN requested that the MVLWB allow the DCFN seven additional days to review the security deposit estimate.  At the August 26, 2003 Board meeting, the MVLWB deferred their decision on the Licence to the September 10, 2003 Board meeting in order for the DCFN to have the seven additional review days.

Once this process was complete, staff provided the third draft of the licence and all relevant submissions from the interested parties to the MVLWB for its consideration.  On September 10, 2003 the Board decided to issue Water Licence MV2001L2-0003 (the Licence), and the Land Use Permit subject to the conditions set out therein.  The Licence contains the terms and conditions that the Board felt necessary to protect the environment, conserve the water resources of the Prairie Creek watershed and provide appropriate safeguards in respect of the Corporation’s use of waters and deposit of wastes.  It also includes the recommendations approved by the Minister and those suggestions made by the MVEIRB which were recommended to, and approved by the Board.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh KI  First Nation and the Deh Cho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to issue the Water Licence to the Company.  Subsequently both the Canadian Attorney General, representing the Minister for Indian and Northern Affairs and the Sierra Legal Defense Fund, representing the Canadian Parks and Wildlife Society, have applied to the Federal Court to be joined as Interveners in this Appeal.

In May 2003, the Company applied for a Land Use Permit for use of the existing winter road from the Liard Highway to the Prairie Creek Mine.  The Company has argued that this application is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act.  This application is still being reviewed by the Water Board but the Company anticipates that the application will be referred for Environmental Assessment.

Since August 2000 Canadian Zinc has been working on moving the Prairie Creek Project through the permitting process. The Mackenzie Valley resource management and permitting process is very cumbersome, slow and political, and to date has caused extreme delays to the Company in its efforts develop the Prairie Creek Property.  It is estimated the remaining permitting work will take around two years and cost between $3 and $5 million Canadian, depending on the level of environmental review and work carried out.

3.2.9

Environmental Matters

Protected Areas

The Prairie Creek Mine, located adjacent to Prairie Creek, is within the watershed of the South Nahanni River, 32 kilometers upstream of the point where Prairie Creek crosses the boundary of the Nahanni National Park Reserve and 48 kilometers upstream of the point where Prairie Creek joins the South Nahanni River.  The confluence of Prairie Creek and the South Nahanni River is  65  kilometers upstream of the point where the South Nahanni River leaves the Nahanni National Park Reserve crossing its downstream boundary.

The Nahanni National Park Reserve was created in 1972, following a canoe trip down the river by Pierre Elliot Trudeau, specifically for the purpose of setting aside the South Nahanni River for wilderness recreational purposes.  Exploration activity at Prairie Creek had been ongoing for many years prior to 1972  and underground development was well advanced at this point in time.    The South Nahanni River is 500 kilometers in length of which 300 kilometers are contained within the Nahanni National Park Reserve.

The watershed of the South Nahanni River is 37,000 km2, of which 4,766 km2 are contained within the Nahanni National Park Reserve.  By comparison, the watershed of Prairie Creek above the minesite is 495 km2.  In accordance with the relative sizes of their respective watersheds, water flow in the South Nahanni averages 75 times that of Prairie Creek and ranges from 50 to 180 times as much.

Parks Canada has been on record since 1987 as wanting to expand Nahanni National Park Reserve of Canada to make it more representative of the Mackenzie Mountains Natural Region and to improve its ecological integrity.  The 1987 Nahanni National Park Reserve Management Plan identified three Boundary Candidate Areas for Potential Park Reserve Boundary Expansion.  The Plan notes that these are not final boundary proposals, but areas of high value within which Parks Canada may seek boundary adjustments.

The three areas are: the Tlogotsho Plateau, Ragged Range and the Nahanni  Karst Region north of the first canyon.  None of these regions includes the areas near or around the Prairie Creek Mine.  One of the areas  the “Nahanni Karst” area  overlaps with parts of the existing winter road along its northern boundary, including from approximately Km 32 to Km 35 and Km 49 to Km 86.  These areas are outside the South Nahanni River watershed within the north flowing watersheds of the Tetcela and Ram Rivers.

It is not known by the Company what criteria were utilized in setting of the three candidate areas.

The Mineral and Energy Resources Assessment  Federal process (MERA) was established in the 1980’s as a prerequisite to the establishment of parks in the Northwest Territories and the Yukon.  Studies have been done under MERA  to assess the mineral potential of certain parts of the proposed expansion areas.  The MERA study for the three specific areas of Park Expansion has now been completed by the Geological Survey of Canada in a published Open File #1686, 2003.  Preliminary  MERA programs are now being planned over the next few years for  the area  around the Prairie Creek Mine.

As part of the Deh Cho Process, The Naha Dehé Consensus Team (“NDCT”), consisting of representatives from Deh Cho First Nations and Parks Canada reviewed the 1987 Park Management Plan, and the 1994 Management Plan Amendments.  A final draft of the updated Park Management Plan was circulated to stakeholders and the public for review and comment.

Through the Deh Cho Process, a proposal to withdraw a considerable portion of the South Nahanni River watershed received favourable review by both Canada the Deh Cho First Nations.

In November 2001, at the invitation of the Deh Cho Process, Parks Canada tabled information on areas of high conservation value around Nahanni National Park Reserve for possible inclusion in the Park.  These areas, along with other proposed conservation lands and development zones were reviewed by the Deh Cho Land Working Group and were included within the interim land withdrawal.  This land withdrawal will result in the lands surrounding Nahanni National Park Reserve being withdrawn from the possibility of new developments.  Existing interests including mining will be allowed  to continue according to their permits, but new activities will not be allowed.  See section “First Nations” below.

In addition to this, the NDCT has developed an Interim Park Management Arrangement (IPMA).  As prescribed in the Interim Measures Agreement of the Deh Cho Process, the IPMA guides the management of Nahanni National Park Reserve during this interim period until the Deh Cho Process is finalized.  See discussion in section on First Nations below.

The South Nahanni is highly valued as a wilderness recreation river and is regularly used for canoeing trips during the summer months.  These wilderness adventure tours are supported by a number of outfitting companies from as far away as Ontario.  Through the efforts of Parks Canada the South Nahanni River and the Nahanni National Park Reserve have been designated as a Canadian Heritage River and a World Heritage site, respectively.

The Company recognizes the highly valued wilderness attributes of the South Nahanni River which have led to these designations, and is committed to working closely with the Deh Cho First Nations, in whose traditional territory the Nahanni National Park Reserve lies, Parks Canada and the Nahanni River Outfitters Association to ensure that operations at the Prairie Creek Mine do not adversely impact upon this special place.

Acid Rock Drainage

The mineral resources at the Prairie Creek Mine are hosted in carbonate rocks. The low sulphide values and high excess neutralization potential of the host rocks (and tailings products) indicate that these materials will pose no long term hazard to the environment through sulphide oxidation processes.  Rescan Environmental of Vancouver, B.C. undertook a detailed analysis of the acid generating characteristics of all dominant rock types at the Prairie Creek Mine in 1994.  The results indicated an overwhelming dominance of acid neutralizing minerals with acid neutralizing carbonate minerals exceeding the total capacity to generate acidity by an average factor of almost 200.  Initial analysis of flotation tailings generated from metallurgical testwork has indicated a similar excess of neutralization potential.

Endangered Species

The Committee on the Status of Endangered Wildlife in Canada (COSEWIC) lists two species in the area of the Prairie Creek Mine.  These are the Grizzly Bear (Ursus arctos) and the Wolverine (Gulo gulo), both of which are listed in the Special Concern category.  In areas removed from the minesite, COSEWIC lists the Anatum Peregrin Falcon (Falco peregrinus anatum), the Woodland Caribou Boreal population (Rangifer tarandus caribou) and the Wood Bison (Bison bison athabascae), each of which are considered Threatened.

Detailed field studies of wildlife populations and wildlife habitat in the area of the Prairie Creek Mine and the access road were conducted by Beak Consultants in 1980-81 and again by Rescan in 1994.  None of the listed species and no critical habitat, such as denning or nesting areas, were identified in the area of the mine.  Grizzly bears and wolverine have been observed or encountered only very infrequently in the area surrounding the mine over the past 20 years.

Caribou populations and potential caribou habitat have been identified in areas removed from the minesite to the north and east in the Mackenzie mountains.  Potential impacts to these populations are primarily transportation related and can be mitigated through standard road safety practices.  Specific surveys of potential Peregrine falcon nesting habitat have identified no nesting sites in the area of the minesite.

Wood bison were re-introduced into the Nahanni Butte area, 90 kilometers to the southeast of the Prairie Creek Mine, in 1980 with additions to the herd made in 1989 and again in 1998.  As with caribou, potential impacts to these populations are primarily transportation related, in this case primarily in the area of the Liard Highway, and can be mitigated through standard road safety practices.

No rare or highly valued species of vegetation or plant communities have been identified in the area.  COSEWIC does not list any plant species as endangered, threatened or of special concern in the area of the Prairie Creek Mine.

3.2.10

First Nations

In the Mackenzie Valley, land is either owned, or managed, controlled and administered by different governments or landowners.  Land can be either Crown or Commissioner’s land administered by land managers, or the land is privately owned.

In the Northwest Territories, private lands are owned largely by First Nations with settled land claims.  There are two major landowners in the Mackenzie Valley- the Gwich’in and Sahtu.  As claims are settled in the Deh Cho and North and South Slave regions, more private lands will be created and Aboriginal groups will become landowners in their respective regions.

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Deh Cho First Nations (“Deh Cho”) as their traditional territory.  The Deh Cho are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Deh Cho Process.

The Deh Cho and the Federal Government of Canada both claim legal title to this territory, the Deh Cho by virtue of historical occupation and the Federal Government under Treaty 8, signed in 1900 and Treaty 11, signed in 1921 and 1922. Canada maintains that under the Treaties the Deh Cho extinguished ownership of their traditional lands.  The Federal Government and the Deh Cho First Nations disagree on the interpretation of Treaties 8 and 11 and legal title to the land remains in dispute.   The Deh Cho territory has an area of approximately 210,000 square kilometers and has a native population of approximately six thousand.

The Federal Government has negotiated land claim settlements in other parts of the Northwest Territories, first with the Dene/Metis in the late 1980’s and then with the Gwich’in and Sahtu Dene/Metis people.  The Deh Cho have not settled their land claim with the Federal Government and remains the only Mackenzie Valley First Nations group not to have done so.

Since the mid 1990s the Deh Cho and the Federal Government have been engaged in what is known as the Deh Cho Process whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Deh Cho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Deh Cho territory.  The objective of negotiations is to complete a Deh Cho Final Agreement which clarifies and builds upon existing Treaties by implementing a Deh Cho government which will make laws and deliver programs and services; be a public government based upon Deh Cho First Nations laws and customs and other Canadian laws and customs and be the primary government for the delivery of programs and services to residents of the Deh Cho territory.  The Final Agreement will also describe intergovernmental relationships and jurisdictions, provide for certainty and clarity of rights respecting land, resources and governance and provide for the use, management and conservation of land, water and other resources, including wildlife, fish and their habitat in the Deh Cho territory.

Early negotiations proved very slow in part because the Deh Cho initially rejected the land selection process by which land claim disputes have been typically settled in the North.  Under the typical system, the Federal Government and First Nations select by negotiation particular areas of land in the area under dispute.  Once selected the Government makes a financial payment and the claim is settled. However, the Deh Cho have been holding out for full constitutional, legal and governmental control over their entire region, where effectively the laws of Canada would no longer apply, and this has led to lengthy and difficult negotiations.  The Deh Cho have threatened to take the Federal Government to court, or to the United Nations, over the key issue of sovereignty.  The Federal Government has recognized that the inherent right of self government is an existing aboriginal right recognized and informed by section 35 of the Canada Constitution Act, 1982.  Approximately 40% of the length of the proposed Mackenzie Valley pipeline, to take gas from the Mackenzie Delta to Alberta, will pass through Deh Cho territory.

In May 2001  the Federal Government and the Deh Cho First Nations  entered into a Framework Agreement dated May 23, 2001.  The Framework Agreement contemplates providing a structure for the negotiation of the Final Agreement.  However, all negotiations are without prejudice to the legal position of the parties and nothing in the Framework Agreement is to be interpreted as creating, recognizing or denying rights or obligations of any of the parties.  The Federal Government and the Deh Cho agreed that it is desirable that the negotiations proceed at a pace which allows for the people of the Deh Cho territory, and particularly the Elders, to remain fully informed and involved in the process.

As contemplated in the Framework Agreement, an Interim Measures Agreement, also dated May 23, 2001, was executed between the parties to provide for interim arrangements pending the negotiation and signing of the Deh Cho final agreement.

Under the Interim Measures Agreement, the Government and the Deh Cho agreed to develop a land use plan for the Deh Cho lands outside Nahanni National Park Reserve and for that purpose to establish a Land Use Planning Committee.  The purpose of the land use plan is to provide for the conservation, development and utilization of the land, waters and other resources in the Deh Cho territory, taking into consideration the principles of respect for the land, as understood and explained by the Deh Cho Elders, and sustainable development.

Under the Interim Measures Agreement, Canada and the Deh Cho agreed to negotiate for the purpose of identifying lands to be withdrawn from disposal and mineral staking and Canada agreed to withdraw from disposal, by Order in Council under the Territorial Lands Act, the lands identified in this process.

However, the Interim Measures Agreement specifically provides at sections 19 and 23 that land withdrawn from disposal under the Agreement shall be subject to the continuing exercise of existing rights, titles, interests, entitlements, licences and permits and that the provisions of the Agreement shall not effect access to or across withdrawn lands.

The Agreement also provides that no new water licences or land use permits will be issued under the Mackenzie Valley Resource Management Act within the Deh Cho territory except after written notice to the Deh Cho First Nations and after a reasonable period of time for the Deh Cho to make representations with respect to the application for such licence or permit.  Canada also agreed not to issue any new prospecting permits under the Canada Mining Regulations in the Deh Cho territory with out the support of the affected Deh Cho First Nation.

The parties also agreed to enter into negotiations for the purpose of concluding an interim resource development agreement with the objective to foster resource development in the Deh Cho territory.  Canada also agreed that the Final Agreement will ensure that a major mining project that requires any authorization from Canada, and that will impact on the Deh Cho, shall be subject to negotiation with the Deh Cho of an agreement relating to that project.  A major mining project is defined as a project related to the development or production of minerals that will employ an average of 50 persons annually for the first five years in the Deh Cho territory and for which more that $ 50 million will be expended in capital costs.  The Company believes that the Prairie Creek Project is currently the only such major mining project in the Deh Cho territory.

The Agreement also provided that the Deh Cho may propose protected areas for land withdrawal or permanent protection under the Northwest Territories Protected Areas Strategy.  The parties also agreed to negotiate an interim management arrangement respecting the management of Nahanni National Park Reserve.

The Interim Measures Agreement was made without prejudice to the legal position of the parties and nothing in the Agreement is to be interpreted as creating, recognizing or denying rights or obligations on the part of the parties.

In April 2003, Canada and the Deh Cho agreed to an interim withdrawal of lands covering an areas of approximately 80,000 square kilometers for a period of five years.  The withdrawal was confirmed by Order in Council dated August 13, 2003.  The Company has made efforts to attempt to identify precisely what lands have been withdrawn by the Order in Council but has been unable to satisfactorily do so.  It is believed that the withdrawn lands do not include the Prairie Creek Mine but may include a portion of the Company’s southern mining leases.   The withdrawn land does include an area over which part of the Company’s winter road to the Prairie Creek property passes.

In August 2003, a Memorandum of Understanding was signed between the Deh Cho and the Parks Canada Agency, whereby as part of the Deh Cho Process, Parks Canada and the Deh Cho agreed to work co-operatively towards completion of a feasibility study towards the addition of the identified lands to the Nahanni National Parks Reserve and to recommend an amendment to the Canada National Parks Act for a new boundary for the expansion of the Nahanni National Park Reserve and, as part of the Deh Cho Final Agreement, moving the Nahanni National Park Reserve to full National Park status under the Canada National Parks Act.

At the same time in August 2003, an Interim Park Management Arrangement for the Nahanni National Park Reserve was signed between the Deh Cho and Parks Canada Agency designed to give the Deh Cho a greater role in the Parks management process.  A Consensus Team was established, comprising three appointees of Parks Canada and four from the Deh Cho First Nations (two from Nahanni Butte) to address, amongst other things, making recommendations in respect of impacts of land and resources uses in areas outside Nahanni National Park Reserve.

The Interim Park Management Arrangement is a statement of interests only and is not legally binding.  Nothing in the Arrangement obliges Canada to act in a manner inconsistent with federal or territorial legislative or regulatory jurisdictions or authorities and the Nahanni National Park Reserve shall be administered and managed in accordance with the Canada National Parks Act.

Under the Arrangement the Deh Cho and Parks Canada agreed that while the current jurisdiction of Parks Canada is restricted to Nahanni National Park Reserve, the ecological integrity of the Park Reserve depends on the ecological integrity of the South Nahanni River watershed as a whole.  The Prairie Creek mine is located within the watershed of the South Nahanni River.

The Deh Cho Land Use Planning Committee (the Committee), was formally established in February 2002 under the authority of the Deh Cho Interim Measures Agreement with the responsibility to prepare a land use plan for the Deh Cho territory.  The land use planning process is a community driven process where the goals and values of the residents of the Deh Cho guide the development of the plan.  The Committee also works closely with other planning partners such as governments, public agencies, non-government organizations and businesses to fulfill its mandate.

The mission statement of the Planning Committee is to develop a land use plan as a management tool to determine what type of land use activities should occur and where they should take place.  The plan will balance economic, social, environmental and cultural needs and interests.  The plan will be guided by the principals of sustainable development and respect for the land as understood and explained by the Deh Cho Elders.

The purpose of the land use plan is to promote the social, environmental, cultural and economic well being of residents and communities in the Deh Cho territory, having regard to the interests of all Canadians.  This will be accomplished by taking into consideration the principles of respect for the land as understood and explained by the Deh Cho Elders, and sustainable development.  The Plan shall provide for the conservation, development and utilization of the land, waters and other resources in the Deh Cho territory.

The Deh Cho Land Use Planning Committee includes representatives of the Deh Cho First Nations (DCFN), Government of the Northwest Territories and Government of Canada.  As outlined under the Deh Cho Interim Measures Agreement DCFN appointed two members while the two Governments each appointed one member.  Upon the recommendation of the Committee, the parties to the Interim Measures Agreement appoint a fifth member as Chairperson.

Once approved the land use plan will provide legally binding direction to regulatory agencies and decision-makers in their assessment of development projects, protected areas proposals and other land uses.  The planning area excludes municipal areas and Nahanni National Park Reserve.

The Deh Cho Interim Measures Agreement established the Land Use Planning Committee and guidelines to develop a land use plan for the Deh Cho Territory.  The planning process will consider the traditional use and occupancy information that has been gathered to determine the Interim Land Withdrawals along with other information on the natural resources and the economic and social needs of the communities.  In return, the plan will revise the Interim Land Withdrawals based on the new information that has been gathered.

Land use planning boards are responsible for preparing comprehensive land use plans for their respective settlement areas.  These plans guide the use of Crown, settlement, and other private lands and provide direction for the conservation development and use of land, waters and other resources.  Essentially, the land use planning boards create plans which lay out the permitted and prohibited uses of all land within a settlement area.  They develop land use plans for their regions and recommend approvals, exceptions and amendments to related plans.

A land use plan is a public document that sets aside different areas for different uses, and describes what activities are permitted or not permitted in specifies areas.  The land use plan applies to both Crown and settlement lands.  It does not apply to lands within municipal boundaries or lands within national parks or historic sites.

Once the land use planning board has adopted a land use plan, it must submit the plan to the First Nation of the settlement areas, the territorial minister and the Federal Minister for approval.

The Deh Cho process negotiations are currently at the Interim Measures and Framework Agreement stage.  The outcome of the negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Deh Cho  government within the Deh Cho territory.  It is expected that the negotiations  towards a Deh Cho Final Agreement will take some five  years to complete.

The Prairie Creek mine is located 90 km from the nearest settled community of Nahanni Butte, located at the confluence of the South Nahanni and Liard Rivers, 146 km downstream of the minesite.  The population of Nahanni Butte is approximately 117 people and water for domestic purposes is supplied by well. There is no permanent road access into the Prairie Creek property other than the existing winter road which was established in 1981.  Regular access is by air only to a private airstrip controlled by the Company.  There is no other existing land occupation nor commercial land or water based activities in the vicinity of the mine.  Similarly, no traditional use or trapping activity has been observed in the minesite area in recent history.

On December 10, 1996 the Issuer completed the negotiation of the Prairie Creek Development Cooperation Agreement with the Nahanni Butte Dene Band (the “Band”) of the Deh Cho First Nations in the Northwest Territories.  The agreement provides that in consideration for the Band providing financial assistance, quiet enjoyment, access easements, potential cost savings as a result of the Band's involvement, support for the project and assembly and provision of the Band's traditional knowledge in support of the project, the Issuer will:

(a)

pay the Band 5% of after tax net profits after repayment of the aggregate costs incurred in constructing access and bringing the project into production;

(b)

grant the Band an option to purchase 10% or 15% of the project for $6,000,000 or $9,000,000 respectively subject to adjustment for inflation and additional development costs, exerciseable within three months following delivery of a Bankable Feasibility Study and receipt of all major permits for the project; and

(c)

give the Band preferential access on providing contract services; being competitive as to price, delivery, capability, performance and quality.

Following commencement of production, the Band and the Issuer will jointly fund (a) the establishment of an education centre to a maximum of $150,000 and annual operating costs up to $50,000; and (b) a scholarship fund of $20,000 per year increasing to $30,000 per year following payback of all capital costs.  In addition, the project will contribute $25,000 per year to a trust on commencement of construction of access to the project, to compensate traditional harvesters who are negatively affected by the project and the access.

The overall intent of the Agreement was to establish and maintain a positive and cooperative working relationship between the Company and Band in respect of the further development and operation of the mine, while at the same time supporting an economically viable and environmentally sound operation and maximizing economic opportunity and benefits to the Band and other DCFN.  This Agreement foresaw the many benefits, which could accrue to the Band and the DCFN in conjunction with development of the road and mine, and made provision for maximizing opportunities to realize these benefits.  To this end, the Agreement provides employment and contracting opportunities as well as equity participation for the Band and the DCFN.

On November 28, 1996 the Nahanni Butte Dene Band issued a Band Council Resolution stating that the Band on behalf of its membership “does fully ratify and endorse the Prairie Creek   Development Cooperation Agreement” in which the Nahanni Butte Dene Band proclaimed its support for the Prairie Creek mine and the establishment of an all weather  access road to the mine in recognition of the significant benefits to Nahanni Butte and the DCFN communities as a whole.  The Agreement was supported as well by the DCFN by Tribal Council Resolution.

In the Agreement, the Band proclaimed its support for the mine and the establishment of the access road in recognition of the significant benefits to the Band and the DCFN communities as a whole, and undertook to assist the Company in procuring permits, approvals and licences necessary to bring the mine into production, as well as grants, guarantees or other financial assistance from Government towards the establishment of the access road.

The Nahanni Butte Dene Band issued a Band Council Resolution on May 18, 2000 in support of protecting the South Nahanni watershed, stating that “the Nahanni National Park Reserve was created without the consent or participation of the Deh Cho First Nations” and that the “Final Agreement should provide for the recognition of Deh Cho First Nations jurisdiction over the entire Nahanni watershed, including the Park or Park Reserve”.

On January 29, 2001 the Band issued a further Resolution rescinding their support for the Protected Areas Strategy for the Nahanni National Park Reserve watershed.

On January 17, 2002 the Band issued a further resolution reconfirming their support for the Prairie Creek Mine Project.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh KI First Nation and the Deh Cho First Nations, against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant the Water Licence to the Company.  Filing of these proceedings by the Nahanni Butte Dene Band is in breach of the Co-operation Agreement.  The Nahanni Butte Dene Band informed the Company that the Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

Canadian Zinc seeks to consult on a regular basis with the Nahanni Butte Dene Band and other First Nations as to opportunities for implementing the provision of the Development and Cooperation Agreement as the Company moves forward with its plans for re-development of the property.  As the Prairie Creek  Development Cooperation Agreement provides for a positive and cooperative working relationship between the Company, Nahanni and the Deh Cho First Nations in respect of  developing and operating an environmentally sound operation at Prairie Creek, which will not have significant adverse environmental effects on the ecological integrity of the South Nahanni River or the Nahanni National Park Reserve, the Company believes that the separate goals of the Deh Cho First Nations in achieving political sovereignty and economic self-sufficiency and in protecting the environment are compatible.

1

   RISK FACTORS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks.  These are summarized below. There are certain risks associated with an investment in the Issuer, including those listed below. Prospective investors and their advisors should consider the following risk factors associated with an investment in Canadian Zinc.

Political and Legislative Risk

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Deh Cho First Nations as their traditional territory. No land claim settlement agreement has been reached between Canada and the Deh Cho and title to the land is in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks.  Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations that favour or require the awarding of contracts to local contractors or require contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to  be subsidized; and other risks arising out of sovereignty claims over the area in which Canadian  Zinc’s operations are conducted.

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters.  Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail  exploration production or development. Amendments to current laws and regulations governing operations and activities of  exploration and mining  or more stringent implementation thereof could have a substantial adverse impact on Canadian Zinc Corporation.

In 1998/2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and financial condition.

Consequently, Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted.

In relation to Northwest Territories, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk.  The Government of Canada is facing legal and political issues such as employment creation and land claims, and social issues, all of which may impact operations.  This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure which in turn may adversely affect Canadian Zinc’s operations. Changes, if any, in Government policies or shifts in political attitude in the Northwest Territories may adversely affect Canadian Zinc Corporation’s operations or business. The company is not able to determine the impact of these risks on its business.

Permitting, Environmental and other Regulatory Requirements

The operations of Canadian Zinc require licence and permits from various governmental authorities.  Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations.  Canadian Zinc believes that it is presently complying in all material respects with the terms of such licences and permits.  However, such licences and permits are subject to change in various circumstances.  There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve. The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety.  Canadian Zinc is required to obtain governmental permits and provide other bonding requirements under federal, territorial or provincial air, water quality and mine reclamation rules and permits.  All phases of Canadian Zinc Corporation’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc Corporation’s operations. Environmental hazards may exist on the properties on which Canadian Zinc Corporation holds interests which are unknown to Canadian Zinc Corporation at present and which have been caused by previous owners or operators of the properties.

Environmental laws and regulations are complex and have tended to become more stringent over time.  These laws are continuously evolving.  Any changes in such laws or in the environmental conditions at Prairie Creek could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation cost.  The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Issuer, the extent of which cannot be predicted.  Before production can commence on the Prairie Creek Property the Issuer must obtain regulatory approval and there is no assurance that such approvals will be obtained.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be required in connection with Canadian Zinc Corporation’s operations. To the extent such approvals are required and not obtained, Canadian Zinc Corporation may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties.  There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in development of mining properties.

The Prairie Creek mine has on a number occasions experienced delays in the granting of permits and licences necessary for the conduct of its businesses.  If at any time in the future permits essential to operations are not obtained or exemptions not granted, there is a risk that the Prairie Creek mine may not be able to operate.  Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine.

Exploration and Development Risks

The business of exploring for minerals and mining involves a high degree of risk.  There is no assurance the Issuer’s mineral exploration activities will be successful.  Few properties that are explored are ultimately developed into producing mines.  In exploring and developing its mineral deposits the Issuer will be subjected to an array of complex economic factors and technical considerations.   Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs.  Such risks could materially adversely affect the business or the financial performance of the Issuer.

There is no certainty that the expenditures made by Canadian Zinc Corporation towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.  The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc Corporation not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. See “Properties – The Prairie Creek Property”.  Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc Corporation’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc Corporation’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Metal  Prices and Market Sentiment

The market price of metals and other minerals is volatile and cannot be controlled.  Mineral prices have fluctuated widely, particularly in recent years.  If the price of metals and other minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of products from that ore.  Factors beyond the control of the Issuer may affect the marketability of any minerals discovered.  The marketability of minerals is affected by numerous other factors beyond the control of the Issuer, including government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

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The relative strength of the U.S. dollar against other currencies;

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Government monetary and fiscal policies;

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Expectations of the future rate of global monetary inflation and interest rates;

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General economic conditions and the perception of risk in capital markets;

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Political conditions including the threat of terrorism or war

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Speculative trading;

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Investment and industrial demand;

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Global production and inventory stocks;

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy.  Fluctuations in metal prices may adversely affect Canadian Zinc’s financial  performance, and results of operations.  Further, if the market price of zinc, lead and/or silver falls, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc Corporation’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.  Future production from Canadian Zinc Corporation’s mining properties is dependent on mineral prices that are adequate to make these properties economic.  The prices of metals have fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Canadian Zinc Corporation’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell,  its properties.

In addition to adversely affecting Canadian Zinc Corporation’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations.  Zinc, lead  and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar.  The appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Issuer’s properties will depend upon the Issuer’s ability to obtain financing through private placement financing, public financing the joint venturing of projects,  or other means.  There is no assurance that the Issuer will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is  likely to be significantly affected by short-term changes in metal prices . Other factors unrelated to Canadian Zinc Corporation’s performance that may have an effect on the price of  its Shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Company’s securities to be delisted from an  exchange, further reducing market liquidity.

As a result of any of these factors, the market price of its Shares at any given point in time may not accurately reflect Canadian Zinc Corporation’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc Corporation’s properties, will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc Corporation’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc Corporation.

Uncertainty in the Estimation of  Mineral Resources

The figures for  Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources could be mined or processed profitably. There are numerous uncertainties inherent in estimating  Mineral Resources, including many factors beyond Canadian Zinc Corporation’s control. Such estimation is a subjective process, and the accuracy of any  resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. . In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Resources, or of Canadian Zinc Corporation’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc Corporation’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable.  Future production could differ dramatically from mineral resource estimates for the following reasons:

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Mineralization or formation could be different from those predicted by drilling, sampling and similar examinations.

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Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic.

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Increases in operating mining costs and  processing costs could adversely affect mineral reserves, and

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The grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves.

Any of these factors may require Canadian Zinc to reduce its mineral reserve and mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc Corporation’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc Corporation maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Canadian Zinc Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc Corporation or to other companies in the mining industry on acceptable terms. In particular, the Issuer is not insured for environmental liability or earthquake damage.

Canadian Zinc Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which Canadian Zinc Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Canadian Zinc Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Key Executives and Conflicts of Interest

Canadian Zinc Corporation is dependent on the services of key executives, including the President & Chief Executive Officer and the Vice President of Exploration & Chief Operating Officer of the Corporation and  a small number of  other skilled and experienced executives and personnel. Due to the relatively small size of Canadian Zinc Corporation, the loss of these persons or  Canadian Zinc Corporation’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Certain of the directors and officers of the Corporation also serve as directors and/or officers of or have significant shareholdings in other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Canadian Zinc Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia)  and other applicable laws.

To the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Issuer’s directors, a director who has such a conflict will abstain from voting for on the approval of such a participation or such terms

From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer.  In determining whether or not the Issuer will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Issuer’s title to its mining properties.  The mining claims in which the Issuer has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.  These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirement.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Issuer has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. There are currently a number of pending native title or traditional land owner claims relating to Northwest Territories.  The Company’s properties at Prairie Creek are subject to native land claims. The validity and ownership of mining property holdings can be uncertain and may be contested.

No assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and Canadian Zinc Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc Corporation’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential.  Canadian Zinc Corporation faces strong competition from other mining companies in connection with the acquisition of properties mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.   Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc Corporation. As a result of this competition, Canadian Zinc Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc Corporation’s operations and financial condition could be materially adversely affected.

Dividend Policy

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses Any resultant acquisitions may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks.   Canadian Zinc’s  success in its acquisition activities depends on its ability to identify suitable acquisition candidates to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc.  Any acquisition would be accompanied by risks, such as a significant decline in the price; the ore body proving to be below  expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and business.  In addition Canadian Zinc may need additional capital to finance an acquisition.  Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution.  There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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CAPITAL STRUCTURE

Canadian Zinc's capital structure consists of only one class of common shares, with an authorised capital of 200,000,000 common shares, without par value. At December 31, 2003 the Company had 64,482,932 shares issued and outstanding and at March 31, 2004 had 68,094,452 shares issued and outstanding.

Each common share is entitled to one vote and all common shares rank equally for the payment of dividends and for all distributions, whether upon dissolution, a winding up or otherwise.

At December 31, 2003 the Company also had 12,405,000 share purchase warrants outstanding. Each share purchase warrants entitles the holder to purchase one common share. At March 31, 2004 the company had 9,493,680 share purchase warrants outstanding with exercise prices between $0.58 per share and $1.25 per share and with expiry dates between November 10, 2004 and June 22, 2005.

2

MARKET FOR SECURITIES

The Issuer's common shares trade on the Toronto Stock Exchange under the symbol “CZN”.

The following table shows the price ranges and volume traded on the Toronto Stock Exchange on a monthly basis for each month of 2003.

Month	Price Range		Volume
	High	Low
	Cdn. $	Cdn $
January	0.235	0.160	434400
February	0.185	0.155	312691
March	0.180	0.120	322325
April	0.150	0.105	238053
May	0.125	0.090	721596
June	0.175	0.090	596600
July	0.195	0.110	744700
August	0.300	0.170	838815
September	0.820	0.205	25378749
October	1.440	0.550	33101182
November	1.500	1.030	13528476
December	1.730	1.120	10127804
Year 2003	1.730	0.090	86345391

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DIRECTORS AND OFFICERS

Information concerning the names of the directors and officers, all offices of the Issuer each now holds, each person's principal occupation, business or employment, the period of time during which each has been a director or officer of the Issuer and the number of shares owned by each director and by directors and officers as a group is contained in the Issuer’s Information Circular dated May 14, 2004 for its Annual Meeting to be held June 16, 2004, which is available on SEDAR at www.SEDAR.com and is incorporated herein by reference.

4

TRANSFER AGENTS AND REGISTRARS

The Transfer Agent and Registrar for the Company’s common shares is:

Computershare Investor Services Inc.

5610 Burrard Street

Vancouver, B.C.   Canada   M6C 3B9

And

100 University Avenue

Toronto, ON    M5J 2Y1

The Company acts as its own  Agent and Registrar for the Company’s Share Purchase Warrants.  The Share Purchase Warrants are not traded or quoted on any stock exchange.

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MATERIAL CONTRACTS

The Company has not since January 1, 2002 entered into any material contract, other than a contract entered into in the ordinary course of business, other than an Agreement dated January 29, 2004 with Titan Logix Corp. pursuant to which the Company acquired the outstanding 40%  equipment interest and 2% Net Smelter Royalty in the Prairie Creek Mine.  See Narrative  Description of the Business.

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INTERESTS OF EXPERTS

MRDI, a division of AMEC, E&C Services Limited prepared the Resource Estimation Report for the Prairie Creek Property (see Narrative Description of the Business).  MRDI is independent of the Company and to the knowledge of the Company, does not hold any registered or beneficial interests, direct or indirect, in any securities or other property of the Company.

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ADDITIONAL INFORMATION

Additional information, including Directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, where applicable, are contained in the Issuer's Information Circular dated May 14, 2004 for its Annual General Meeting which will be held June 16, 2004 and which may be found on SEDAR at www.SEDAR.com, and is incorporated herein by reference.

Additional financial information is contained in the Issuer’s 2003 Annual Report to Shareholders, which includes the Audited Financial Statements and Management’s Discussion and Analysis for the years ended December 31, 2003 and 2002 which may be found on SEDAR at www.SEDAR.com, and is incorporated herein by reference.

The first quarter financial statements to March 31, 2004, including Management Discussion and Analysis, is also available on SEDAR at www.SEDAR.com or from the Issuer.

The Issuer shall provide, upon request and upon payment of a reasonable charge where permitted, a copy of its 2003 Annual Information Form, the December 31, 2003 audited financial statements and the accompanying auditor’s report thereon, Management Discussion and Analysis, any subsequent interim financial statements and the Information Circular.

Cautionary Note

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements may be identified by such terms as “believes”,  “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”).  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial conditions and prospects, could differ materially from those currently anticipated in such statements by reason of factors such ass changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  This list is not exhaustive of the  factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements re included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.